COMIC BLITZ, LLC

Unaudited Financial Statements For The Years Ended December 31, 2015 and 2014

February 1, 2017



Jason M. Tyra CPA PLLC

Independent Accountant's Review Report

To Management
Comic Blitz, LLC
Los Angeles, CA

I have reviewed the accompanying balance sheet of Comic Blitz, LLC as of December 31, 2015 and 2014, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 1, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

COMIC BLITZ, LLC
BALANCE SHEET
DECEMBER 31, 2015 & 2014
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ASSETS

	2015	2014
CURRENT ASSETS		
Cash	$ 12,056	$ 5,912
TOTAL CURRENT ASSETS	12,056	5,912
NON-CURRENT ASSETS		
Fixed Assets, Net	786	-
TOTAL NON-CURRENT ASSETS	786	-
TOTAL ASSETS	$ 12,842	$ 5,912

LIABILITIES AND MEMBERS' EQUITY

	2015	2014
CURRENT LIABILITIES		
Accrued Expenses	166	-
State and Local Taxes Payable	800	-
TOTAL CURRENT LIABILITIES	966	-
NON-CURRENT LIABILITIES		
Notes Payable	143,328	13,542
TOTAL LIABILITIES	144,294	13,542
MEMBERS' EQUITY		
Contributed Capital	-	-
Retained Earnings (Deficit)	(131,452)	(7,630)
TOTAL MEMBERS' EQUITY	(131,452)	(7,630)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 12,842	$ 5,912

COMIC BLITZ, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2015 & 2014

	2015	2014
Operating Income		
Sales	$ 985	$ -
Cost of Sales	(10,848)	-
Gross Profit	(9,863)	-
Operating Expense		
Computer and Internet	69,121	142
General and Administrative	12,271	5,971
Marketing	15,979	1,475
Salaries	11,312	-
Depreciation	190	-
	108,873	7,588
Net Income from Operations	(118,736)	(7,588)
Other Income (Expense)		
Interest Expense	(4,286)	(42)
State and Local Taxes	(800)	-
Net Income Before Provision for Income Tax	(123,822)	(7,630)
Net Income	$ (123,822)	$ (7,630)

COMIC BLITZ, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015 & 2014
_____

	2015	2014
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (123,822)	$ (7,630)
Change in Accrued Expenses	966	-
Net Cash Flows From Operating Activities	(122,856)	(7,630)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(976)	-
Depreciation	190	-
Net Cash Flows From Investing Activities	(786)	-
Cash Flows From Financing Activities		
Sale of Notes	125,500	13,500
Change in Accrued Interest	4,286	42
Net Cash Flows From Investing Activities	129,786	13,542
Cash at Beginning of Period	5,912	-
Net Increase (Decrease) In Cash	6,144	5,912
Cash at End of Period	$ 12,056	$ 5,912

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ORGANIZATION AND NATURE OF ACTIVITIES

Comic Blitz, LLC ("the Company") is a limited liability company organized under the laws of the State of California. The Company operates an online subscription service for comic book enthusiasts.

The Company will conduct an equity crowdfund offering to commence during the first quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets

The Company capitalizes fixed assets with an original purchase price of $500 or more. Depreciation and amortization are calculated on a straight-line basis in accordance with management's estimate of the asset's useful life.

Notes Payable

During the years ended December 31, 2015 and 2014, the Company borrowed funds for the purpose of financing operations ("the Notes"). The Notes have an 18 month term and accrue interest at the rate of 5% per annum. In the event of a qualified liquidity event or certain other events, the Notes are convertible into equity at a 20% discount with no cap.

Advertising Costs

The Company expenses advertising costs as incurred.

_____

Income Taxes

The Company has elected partnership tax treatment and is not a tax paying entity for federal income tax purposes in the United States. As such, all tax attributes are reportable by the members of the Company on their personal tax returns.

The Company's 2014 federal tax filing will be subject to inspection by the Internal Revenue Service until 2018. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019.

The Company is subject to franchise tax in the State of California. The Company's 2014 tax filing for the State of California will be subject to inspection by that State until expiration of the statutory period of limitations in 2019. The Company's 2015 tax filing for the State of California will be subject to inspection until 2020. Comic Blitz, LLC was exempt from California Franchise Tax for 2014 under that state's rules for new businesses.

CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 1, 2017, the date that the financial statements were available to be issued.